Tiptree Financial Inc.
780 Third Avenue, 21st Floor
New York, New York 10017
December 12, 2016
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Mary Beth Breslin

Re:	Tiptree Financial Inc. Registration Statement on Form S-3 Filed November 2, 2016
Amendment No. 1 Filed December 7, 2016
File No. 333-214394 (the “Registration Statement”)
Dear Ms. Breslin:
Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Tiptree Financial Inc. (the “Registrant”) hereby respectfully requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective at 1:00 p.m., New York City time, on December 14, 2016, or as soon as practicable thereafter.
Please notify me of the time at which the Registration Statement was declared effective pursuant to this acceleration request.
If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 446-1407.
Very truly yours,
/s/ Neil C. Rifkind
Neil C. Rifkind
                    Vice President, General Counsel and Secretary
cc:    Jonathan Ilany, Chief Executive Officer, Tiptree Financial Inc.
Michael R. Littenberg, Esq., Ropes & Gray LLP